Filed Pursuant to Rule 424(b)(5)
Registration No. 333-268285
PROSPECTUS SUPPLEMENT
(To Prospectus Supplement dated February 23, 2023
and Prospectus dated November 10, 2022)
 $500,000,000

Sabra Health Care REIT, Inc.
Common Stock
This prospectus supplement is being filed to update, amend and supplement certain information in the prospectus supplement dated and filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2023 (the “Original Prospectus Supplement”) and the base prospectus dated November 10, 2022 (the “Prospectus”) relating to our issuance and sale of shares of our common stock, par value $0.01 per share, having an aggregate offering price of up to $500,000,000 from time to time pursuant to the Equity Distribution Agreement (the “Distribution Agreement”) we entered into as of February 23, 2023 with each of Barclays Capital Inc., BMO Capital Markets Corp., BofA Securities, Inc., Citigroup Global Markets Inc., Citizens JMP Securities, LLC (as successor to JMP Securities LLC), Credit Agricole Securities (USA) Inc., Fifth Third Securities, Inc., KeyBanc Capital Markets Inc., Mizuho Securities USA LLC, Morgan Stanley & Co. LLC, Raymond James & Associates, Inc., RBC Capital Markets, LLC, Regions Securities LLC, Robert W. Baird & Co. Incorporated, Scotia Capital (USA) Inc., Siebert Williams Shank & Co., LLC, Truist Securities, Inc. and Wells Fargo Securities, LLC, each as a sales agent, and Barclays Bank PLC, Bank of Montreal, Bank of America, N.A., Citibank, N.A., Crédit Agricole Corporate and Investment Bank, KeyBanc Capital Markets Inc., Mizuho Markets Americas LLC, Morgan Stanley & Co. LLC, Raymond James & Associates, Inc., Regions Securities LLC, Royal Bank of Canada, The Bank of Nova Scotia, Truist Bank and Wells Fargo Bank, National Association, each as a forward purchaser (in such capacity, each a “Forward Purchaser” and collectively, the “Forward Purchasers”). This prospectus supplement is only intended to update, amend and supplement certain information in the Original Prospectus Supplement to the extent set forth in the following paragraph. This prospectus supplement shall be read in conjunction with the Original Prospectus Supplement and the Prospectus.
This prospectus supplement is being filed to reflect the addition of Citizens JMP Securities, LLC as a Forward Purchaser, in addition to its continued participation as a sales agent, pursuant to a joinder to the Distribution Agreement entered into as of August 7, 2024 (the “Joinder”). Accordingly, each reference to the term “Forward Purchaser” or “Forward Purchasers” in the Original Prospectus Supplement is hereby amended to include Citizens JMP Securities, LLC and each reference to the term “Equity Distribution Agreement” or “Distribution Agreement” in the Original Prospectus Supplement is hereby amended to refer to the Distribution Agreement, together with the Joinder.
As of the date of this prospectus supplement, we have entered into forward contracts under the Distribution Agreement to allow for the sale of up to approximately 4.7 million shares of our common stock at an initial weighted average price of $14.72 per share, net of commissions, of which 2.0 million shares remain outstanding under the forward sale agreements, with an initial weighted average price of $15.11 per share, net of commissions. As of the date of this prospectus supplement, approximately $429.55 million remains available to be offered by this prospectus supplement, the Original Prospectus Supplement and the Prospectus. Our common stock trades on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “SBRA.” On August 6, 2024, the last reported sale price of our common stock on Nasdaq was $16.48 per share.

Investing in our common stock involves risks. You should carefully read and consider the “Risk Factors” beginning on page S-6 of the Original Prospectus Supplement, on page 7 of the Prospectus, and under the heading “Risk Factors” in our most recent Annual Report on Form 10-K, as such risk factors may be amended, supplemented or superseded from time to time by other reports we file with the SEC, including subsequent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined that this prospectus supplement, the Original Prospectus Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

BofA Securities	Citizens JMP	Credit Agricole CIB	Wells Fargo Securities
Fifth Third Securities	KeyBanc Capital Markets	Mizuho	Scotiabank	Truist Securities
Citigroup	RBC Capital Markets	Regions Securities LLC	Morgan Stanley
Baird	Barclays	BMO Capital Markets	Raymond James	Siebert Williams Shank
The date of this prospectus supplement is August 7, 2024.